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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            CHAPARRAL RESOURCES, INC.
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                        -------------------------------
                         (Title of Class of Securities)

                                   159 420 207
                       ----------------------------------
                                 (CUSIP Number)

                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan

                                 460 Park Avenue
                            New York, New York 10022

                                 (212) 486-1700
                         ------------------------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 23, 1997
                           --------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      [ ]

                               Page 1 of 15 Pages.




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-----------------------------------------------
           CUSIP No. 159 420 207                          13D
                     ------------
-----------------------------------------------


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    1       NAMES OF REPORTING PERSONS

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

                                                 Victory Ventures LLC

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [ ]


                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

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    4       SOURCE OF FUNDS:

                                                          WC

--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                                                       Delaware
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     NUMBER OF            7     SOLE VOTING POWER:
       SHARES
    BENEFICIALLY                                      8,590,299
      OWNED BY           -------------------------------------------------------
        EACH              8     SHARED VOTING POWER:
     REPORTING
    PERSON WITH          -------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER:

                                                      8,590,299
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER:
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                                       8,590,299
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:[ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                                         18.4%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON:

                                                          OO
--------------------------------------------------------------------------------




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Item 1 - Security and Issuer.

            This Schedule 13D relates to shares of the common stock, $.10 par value per share ("Common Stock"), of Chaparral Resources, Inc., a Colorado corporation (the "Company"), whose principal executive offices are located at 3400 Bissonet, Houston, Texas 77005.

Item 2 - Identity and Background.

            This Schedule 13D is being filed on behalf of Victory Ventures LLC, a Delaware limited liability company ("Victory"). Victory conducts its operations through small and medium size companies in which it holds either equity or convertible debt interests. The address of the principal business office of Victory is 645 Madison Avenue, Suite 2200, New York, New York 10022.

            Set forth on Schedule A hereto is the name, the citizenship (or place of organization in the case of a corporation), the business address, the present principal occupation or employment (or business in the case of a corporation) and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each executive officer and director of Victory.


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            During the last five years, neither Victory nor, to the best knowledge of Victory, any other person identified on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither Victory nor, to the best knowledge of Victory, any other person identified on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               On April 23, 1997, pursuant to a subscription agreement dated April 22, 1997 (the "Subscription Agreement"), Victory acquired an aggregate of 3,849,914 shares of Common Stock at a purchase price of $0.65 per share or an aggregate purchase price of $2,502,444, $2,000,000 of which was paid in cash from working capital and $502,444 was paid by delivery and surrender of a $500,000 promissory note dated December 6, 1996 (together with interest accrued thereon through April 22, 1997 of $2,444) previously made by the Company in favor of Victory.

               As additional consideration for the execution of the


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Subscription Agreement by Victory, the Company granted Victory a warrant to purchase 4,615,385 additional shares of Common Stock at an exercise price of $0.65 per share, exercisable no later than December 31, 1997.

Item 4.  Purpose of Transaction.

               Victory acquired the shares for investment purposes.

               Victory intends to review its holdings in the Company on a continuing basis. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Victory to acquire or dispose of Common Stock, other business opportunities available to Victory, and other relevant factors, Victory may in the future take such actions with respect to its holdings in the Company as it deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock now owned or hereafter acquired by Victory, either in a distribution of Common Stock to Victory's members or in the sale(s) of Common Stock in the open market, or the sale(s) of Common Stock in privately negotiated transactions to one or more purchasers.


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               Except as described herein, Victory has not formulated any plans or proposals which relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, however, that in connection with the execution of the Subscription Agreement the Company agreed to nominate Walter Carozza, as a candidate for election to the Board of Directors of the Company at the Annual Meeting of Shareholders held in June, 1997. Mr. Carozza, who is President of Victory, was elected to the Board of Directors of the Company at that meeting;


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               (e)  Any material change in the present capitalization
or dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

               (a) (b) On the date hereof, Victory owns directly an aggregate of 3,849,914 shares of Common Stock, which shares


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constitute, to the best knowledge of Victory, approximately 9.2% of the issued and outstanding shares of Common Stock on the date hereof. Victory has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares.

               In addition, Victory is the owner of currently exercisable warrants to purchase an aggregate of 4,740,385 shares of Common Stock. In the event of such exercise Victory would own 8,590,299 shares of Common Stock
(or approximately 18.4%).

               To the best of Victory's knowledge, none of the persons named in Schedule A hereto are beneficial owners of shares of Common Stock.

               (c) Except for the transaction described in Item 3 above, to the best knowledge of Victory, there were no transactions in shares of the Common Stock effected by the persons named in response to paragraph (a) of this Item 5 during the past sixty days.

               (d)    Not applicable.

               (e)    Not applicable.


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Item     6 - Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

               Pursuant to the Subscription Agreement Victory was granted certain demand and "piggy-back" registration rights.

               As additional consideration for the execution of the Subscription Agreement by Victory, the Company granted Victory a warrant to purchase 4,615,385 additional shares of Common Stock at an exercise price of $0.65 per share, exercisable no later than December 31, 1997.

               On December 6, 1996, in connection with a previous financing, the Company granted Victory a warrant to purchase 125,000 shares of Common Stock at an exercise price of $.25 per share.


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Item 7 - Material to be Filed as Exhibits.

               (a) Subscription Agreement dated April 22, 1997 between Chaparral and Victory.

               (b)    Warrant dated April 22, 1997.


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               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 1997

                              VICTORY VENTURES LLC

                              By:/s/ Walter Carozza
                                 ---------------------------
                                 Walter Carozza
                                 President


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                                   SCHEDULE A
                              TO SCHEDULE 13D FILED
                                       BY
                              VICTORY VENTURES LLC

               The following table sets forth certain information, as of the date hereof, concerning each executive officer and director of Victory.

Name:                                          Louis Marx, Jr.
                                               ----------------
                                               Co-Chairman of the Board
                                               and Director

Citizenship:                                   American

Business Address:                              667 Madison Avenue, Suite 2500
                                               New York, New York  10021

Principal Occupation:                          Private Investor

Name:                                          Montague H. Hackett, Jr.
                                               -------------------------
                                               Co-Chairman of the Board
                                               and Director

Citizenship:                                   American

Business Address:                              645 Madison Avenue, Suite 2200
                                               New York, New York  10022

Principal Occupation:                          Private Investor

Name:                                          Walter Carozza
                                               ---------------
                                               President, Director

Citizenship:                                   American

Business Address:                              645 Madison Avenue, Suite 2200
                                               New York, New York  10022

Principal Occupation:                          President of Victory
                                               Ventures LLC


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Name:                                            Herbert M. Friedman
                                                 -------------------
                                                 Director

Citizenship:                                     American

Business Address:                                460 Park Avenue
                                                 New York, New York  10022

Principal Occupation:                            Partner, Zimet, Haines,

                                                 Friedman & Kaplan, Attorneys
                                                 at Law

Name:                                            M. Leo Hart
                                                 ------------
                                                 Director

Citizenship:                                     American

Business Address:                                200 Crescent Court, Suite 1375
                                                 Dallas, Texas 75201

Principal Occupation:                            Chief Executive Officer of
                                                 Brae Group, Inc.

Name:                                            Michael L. Keough
                                                 -----------------------------
                                                 Director

Citizenship:                                     American

Business Address:                                c/o DMK International, Inc.
                                                 200 Galleria Parkway, Suite 970
                                                 Atlanta, Georgia  30339

Principal Occupation:                            Private Investor

Name:                                            Harold J. Newman
                                                 ----------------
                                                 Director

Citizenship:                                     American

Business Address:                                Neuberger & Berman
                                                 605 Third Avenue
                                                 New York, New York  10016

Principal Occupation:                            Private Investor


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Name:                                            Alexander Paluch
                                                 ----------------
                                                 Director

Citizenship:                                     American

Business Address:                                4800 Hampden Lane, Suite 600
                                                 Bethesda, Maryland  20814

Principal Occupation:                            General Partner - East River
                                                 Ventures L.P. (a small business
                                                 investment entity)

Name:                                            Stanley R. Rawn, Jr.
                                                 ---------------------
                                                 Director

Citizenship:                                     American

Business Address:                                667 Madison Avenue
                                                 New York, New York  10021

Principal Occupation:                            Chief Executive Officer of
                                                 Noel Group, Inc.

Name:                                            Priscilla Eaves Reiss
                                                 ------------------------
                                                 Director

Citizenship:                                     American

Business Address:                                c/o TANO Automation
                                                 3826 One Shell Square
                                                 701 Poydras Street
                                                 New Orleans, Louisiana  70139

Principal Occupation:                            Private Investor

Name:                                            Perry C. Rogers
                                                 ----------------
                                                 Director

Citizenship:                                     American

Business Address:                                2300 West Sahara, Suite 1150
                                                 Las Vegas, Nevada  89102

Principal Occupation:                            Chief Operating Officer of
                                                 Agassi Enterprises


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Name:                                            Michael M. Weatherly
                                                 -------------------
                                                 Director

Citizenship:                                     American

Business Address:                                1036 Harbor Road
                                                 Southport, Connecticut  06490

Principal Occupation:                            Private Investor


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